EXHIBIT A

Atlas And Blue Wolf Outline Urgent Need For Their Three Highly Qualified, Independent Directors To Help Fix Verso

Vote on the BLUE Card for the Election of Tim Lowe, Sean Erwin and Jeffrey Kirt

GREENWICH, Conn. and NEW YORK, Jan. 28, 2020 — Lapetus Capital II LLC (together with its affiliates, “Atlas”), along with other participants in its solicitation, including BW Coated LLC (together with its affiliates, “Blue Wolf”), is the beneficial owner of approximately 9.43% of the outstanding common stock in Verso Corporation (NYSE: VRS, the “Company” or “Verso”). Atlas and Blue Wolf today outlined several critical reasons why stockholders need to act decisively to protect their investment and elect its three highly qualified director candidates – Tim Lowe, Sean Erwin and Jeffrey Kirt – to the board of directors of Verso (the “Board”).

The 2019 annual meeting of stockholders of Verso (the “Annual Meeting”) will be held this Friday, January 31, 2020. This is the 2019 annual meeting, which was supposed to be held in September of 2019, but was unilaterally delayed by the incumbent Board multiple times in violation of Delaware law. This is a pivotal Annual Meeting for Verso stockholders as they will vote on whether to elect Atlas’ director candidates to the Board. We believe the results will have a profound impact on stockholders’ ability to realize the value they deserve from their investment in Verso.

We believe that the critical issues for stockholders to consider fall into three main categories, each of which clearly underscores the need for change at the Company and the shortcomings of the incumbent directors:

Governance

In approaching this election, the Board has proposed a series of long overdue governance reforms and board composition enhancements at Verso. However, these proposals have been advanced in what is at best a belated effort to convey a false sense of commitment to the principles of good governance in a disingenuous attempt to placate stockholders. Leading proxy advisory firm, Institutional Shareholder Services (“ISS”) also emphasized the dubious timing of the Board’s recent corporate governance changes. In fact, in its recommendation that stockholders vote on Atlas’ BLUE proxy card, ISS stated:

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“The timing of the board refreshment and [the two Co-Chairs’] subsequent decision to step down appear directly linked to this proxy contest. The company’s executive succession planning looks subpar, as shown by its CEO changes in 2019. This fact pattern calls into question whether the company would have improved corporate governance, absent pressure from the dissident.”[1]

Another leading proxy advisory firm, Glass, Lewis & Co., LLC (“Glass Lewis”), has shared the exact same concerns about the incumbent Board’s corporate governance practices. In fact, in its report, also recommending that stockholders vote on Atlas’ BLUE proxy card, Glass Lewis said:

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“…we believe a litany of questionable corporate governance practices at the Company over the last two years, including failing to hold the 2019 annual meeting in the required timeframe, excessive director compensation, a lack of demonstrated effort to undertake shareholder-friendly changes without the threat of a proxy fight and recent entrenchment tactics, justify further board change.”[2]

The Board waited almost a year before proposing these changes, and conveniently did so after the proxy contest had begun and just before the election of directors at the Annual Meeting. The timing is not coincidental and stockholders should look at the Board’s true track record on governance, and motivations for belated improvements, before believing they have truly turned over a new leaf.

In addition, the Delaware Chancery Court found that Atlas presented facts sufficient to establish a credible basis for the Court to infer that there may have been entrenchment motives and possible wrongdoing by the Board of Directors of Verso.

Stockholders should not forget that all of the incumbent directors up for election have actually proposed to stockholders at the Annual Meeting at least two defensive measures that are hidden entrenchment devices and extremely unfriendly to stockholders. These two entrenchment devices are: (1) the ability of the incumbent Board to ignore the stockholder vote on whether to keep the current poison pill in place (also known as a “strawman vote”); and (2) the lack of a plurality carveout for contested director elections in the proposed majority vote in director election proposal, which can mean no directors get elected in future election contests and the incumbent directors remain in place (while the Board also made no recommendation on the proposal they put forth).

Incumbent directors who own virtually no stock in Verso, including Nancy Taylor, Jay Schuster and Steven Scheiwe, put forth these proposals that are antithetical to the principal of stockholder democracy. This further calls into question whether, without sufficient board-level change and ownership perspectives in the boardroom, the incumbent directors are capable of fostering an environment where best-in-class corporate governance practices can thrive.

Business Performance

We also believe that Verso has been operating well below its potential and that the Board’s multi-year and all-consuming strategic review process, culminating in the proposed sale of Androscoggin and Stevens Point mills (the “Specialty Mills”), has resulted in the absence of a defensible and thoughtful long-term business strategy for the remaining assets of the Company. This is likely why Verso’s stock trades at the lowest EV/EBITDA multiple among its peers3 and the Company has had three CEOs in as many years.

Furthermore, the Board touting improved stock and financial performance rings false to us as we believe the performance was driven by a higher net selling price (“NSP”) as a result of tighter market conditions as opposed to the Board’s execution of a successful operating strategy. ERA Forest Products Research, a leading independent financial research company focused exclusively on Pulp, Paper and Forest Products, noted that “Verso had nothing to do with the changes in the supply and demand dynamic, but clearly benefited from it. To take credit for it is disingenuous.”4 Verso operating results demonstrate that it failed to implement the appropriate cost controls and right size its cost structure to match the ongoing sales volume decline. For instance, despite removing its highest cost mill (Luke), Verso’s cash cost per ton increased by $47 from 2017 to 3Q 2019 LTM.5 We believe this failure to exercise appropriate cost control led to the Company underperforming by ~$128 million of EBITDA in the 3Q 2019 LTM period.

Verso Actual ($MM except per ton figures, rounded)	2017	3Q’19 LTM	Delta
Net Revenue	$2,461	$2,552	$91
Tons Sold	2,959	2,732	(227)

NSP/Ton	$832	$934	$102
Cash COGS[1]	$2,221	$2,179	$(42)

Cash COGS/Ton	$751	$798	$47

Adj. EBITDA	$134	$273	$139
Adj. EBITDA/Ton	$45	$100	$55

1.	Cash cost calculated by subtracting Adjusted EBITDA and SG&A from Net Revenue.

Verso’s Uncaptured Upside
Cost Increase/Ton	$47
3Q’19 LTM Tons Sold	2,732

EBITDA Impact	$128

Further, as noted by RISI, the Coated Paper (Coated Freesheet and Coated Mechanical) markets continue to decline with the rate accelerating above 10% for the ten-month period through October 2019.6 We believe that the largest players in the Coated Paper markets, including Verso, will face the brunt of these adverse forces and will either need to remove supply to balance such markets or face significant price erosion. Such an environment requires a Board with significant industry experience specific to such markets and a comprehensive long-term strategy.

Unfortunately, the Board’s lack of industry experience already has led to what we believe was an egregiously poor capital allocation decision in the conversion of the A3 paper machine at the Androscoggin mill. The conversion was poorly conceived and lacked a long-term strategy which led to Verso selling linerboard into an export linerboard market that went from an NSP of $788 per ton when the investment by Verso was announced in February 2018 to an NSP of $470 per ton in October 2019.7 This decision and execution plan (or lack thereof) demonstrates a fundamental lack of knowledge of domestic and global packaging markets. Despite this experience, the incumbent Board is now threatening to pursue a similar conversion project in Duluth, which is likely to cost tens of millions of dollars.

We are convinced that Verso needs oversight from new directors with extensive experience in its remaining coated paper businesses and companies undergoing operational turnaround. The election of the three Atlas director candidates will ensure that the Board has the relevant industry and operating experience to develop and execute a viable long-term strategy to operate the business at its full potential.

Industry experts agree with our assessment of Verso, as Glass Lewis voiced their “outstanding concerns that the incumbent board appears to be conducting a perpetual strategic review in lieu of an actual strategy.”8

Additionally, ERA Forest Products Research stated that based on their analysis of Verso, they “are of the opinion that Verso’s existing management has worn out its welcome. As such, investors should return the BLUE proxy card in support of the slate of directors proposed by Atlas and Blue Wolf.”9

Atlas Nominees

Based on our twenty years of successfully investing in the paper industry, we are confident Verso is capable of delivering far better performance if certain sensible operational improvements are made – the kind of improvements that the incumbent directors lacked either the ability or the inclination to deliver during the multi-year strategic review process. We believe experienced, independent and thoughtful voices with ownership perspectives on the Board like those of Tim Lowe, Sean Erwin and Jeffrey Kirt will reject the status quo at Verso and deliver value to stockholders. As previously stated, all three of these director candidates are independent and would be considered so under New York Stock Exchange rules and policies, as well as under the guidelines of both leading proxy advisory firms, ISS and Glass Lewis.

We continue to struggle with Verso’s defamatory attacks on Tim Lowe. We have nominated Mr. Lowe because of his vast operating experience in the paper and pulp industry spanning almost four decades, including the graphic paper and bleached-kraft pulp markets that are most relevant for Verso. The Company has spread a false and distracting narrative of his alleged conflict, disingenuously suggesting that Verso and Twin Rivers, a company at which Mr. Lowe serves as a non-executive director, have meaningful product overlap. Verso, if an informed market participant, should know well that any overlap in products sold by Verso and Twin Rivers is de minimis at best and would no longer exist once the sale of the Specialty Mills is completed. In addition, we note that Atlas’s investments in Verso and Twin Rivers are held in different Atlas funds, each of which has separate fiduciary obligations. Further, there are safeguards in the limited partnership agreements of the funds managed by Atlas to protect against decisions or actions that may benefit one fund at the detriment of another Atlas fund and, if elected, we would expect Mr. Lowe to adhere to these safeguards and act as a director of Verso in accordance with his fiduciary obligations to Verso. At the end of the day, based on their experience and interactions with Mr. Lowe, Atlas and Blue Wolf have no doubt that Mr. Lowe would uphold his fiduciary duties on the Board of Verso and take actions consistent with such fiduciary duties - for the benefit of ALL Verso stockholders.

Stockholders should strongly question the true motivation behind the incumbent Board’s allegations about conflicts of interest relating to Mr. Lowe’s director role with Twin Rivers. This is particularly the case given that the incumbent Board has already determined by selling the Specialty Mills that the products in question are no longer a critical part of Verso’s current business and strategic plan.

However, in order to achieve improved operating results on the scale that we envision for the benefit of ALL stockholders, Verso’s board needs directors with the requisite operational and industry experience. Tim Lowe is one of those people.

Tim Lowe, along with Sean Erwin and Jeffrey Kirt, would be only three of seven directors, representing a minority of the Board. If elected, they will be expressly bound by Verso’s corporate governance guidelines and code of conduct applicable to all directors (the “Verso Policies”). We would also expect them to collaborate with the re-constituted

Board to make fully informed decisions consistent with the Verso Policies regarding director independence and conflicts of interest assessments that arise from time-to-time, as is routinely the case in all boardrooms across Corporate America. Finally, the Company already has alluded to the possibility of diluting the input of any of our candidates that get elected at the Annual Meeting by expanding the Board to eight directors. For this reason, among many other governance shortcomings, Tim Lowe, Sean Erwin and Jeffrey Kirt must be elected.

Three Independent Research Firms Urge Stockholders to Vote on the BLUE proxy!

Three independent research firms – Institutional Shareholder Services (ISS), Glass Lewis, and ERA Forest Products Research – have ALL concluded that change is warranted at Verso and that stockholders should vote on the Atlas/Blue Wolf BLUE proxy card to elect one to three Atlas nominees and bring needed fresh thinking and industry expertise to the Verso Board.

FOLLOW ISS’, GLASS LEWIS’ AND ERA’S RECOMMENDATIONS AND VOTE ON THE BLUE PROXY CARD TODAY!

Now is the time to vote your shares. Atlas and Blue Wolf encourage you to vote on the BLUE proxy card today FOR the election of all THREE (3) of its highly qualified independent nominees—Tim Lowe, Sean Erwin and Jeffrey Kirt.

Atlas Holdings is an industrial holding company with a portfolio of 20 companies with aggregate annual revenues of approximately $5 billion, operating approximately 150 facilities and employing more than 18,000 people globally. Although we are engaged in a variety of industrial sectors, Atlas Holdings has been successfully investing in the pulp, paper and packaging industries since our formation in 1999, including specifically in the subsectors in which Verso participates — specialty paper, graphic paper, packaging paper and pulp. We generate profits for our investors by investing in underperforming businesses and unlocking the full potential of those companies over the long term. Atlas Holdings has a total of approximately $3.0 billion of committed capital under management, including $1.7 billion in its third investment fund.

Blue Wolf Capital Partners is a middle market private equity firm whose partners have decades of experience investing in and growing companies. Blue Wolf transforms companies strategically, operationally and collaboratively. Blue Wolf manages challenging situations and complex relationships between businesses, customers, employees, unions and regulators to build value for stakeholders. For over a decade Blue Wolf has been an active investor in pulp, paper and forest products companies with a highly successful track record. Blue Wolf has over $1.6 billion in committed capital.

IMPORTANT INFORMATION

On December 31, 2019, Lapetus Capital II LLC (“Lapetus”), together with the other participants in Lapetus’ proxy solicitation (the “Participants”), filed a definitive proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies in connection with the 2019 annual meeting of stockholders of Verso Corporation (the “Company”). LAPETUS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN. The Definitive Proxy Statement and a form of proxy is available to stockholders of the Company at no charge on the SEC’s website at http://www.sec.gov and is also available, without charge, on request by contacting Lapetus’ proxy solicitor Harkins Kovler, LLC by telephone at the following numbers: 1 (212) 468-5380 (banks and brokers call collect) or toll-free at 1 (877) 339-3288.

Media Contacts:

Prosek Partners

Andrew Merrill / Brian Schaffer / Josh Clarkson

646.818.9216 / 646.818.9229 / 646.818.9259

amerrill@prosek.com / bschaffer@prosek.com / jclarkson@prosek.com

[1]	Permission to quote ISS was neither sought nor obtained.
[2]	Permission to quote Glass Lewis was neither sought nor obtained.
[3]

Source: Capital IQ. Peer group: Domtar Corporation, International Paper, Neenah Paper, Schweitzer-Mauduit International, Ahlstrom-Munksjo, Packaging Corporation of America, Sappi Limited, UPM-Kumme Oyj, Stora Enso Oyj.

[4]	Permission to quote ERA was neither sought nor obtained.
[5]	Verso public filings.
[6]	RISI PaperTrader for Coated Freesheet consumption with industry statistics through October 2019.
[7]	RISI unbleached kraft linerboard 175 gsm for export to Southern Europe.
[8]	Permission to quote Glass Lewis was neither sought nor obtained.
[9]	Permission to quote ERA was neither sought nor obtained. Emphasis added.